

May 16, 2012

Paul F. DeSantis
Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

      Re: Bob Evans Farms, Inc.
            Form 10-K for the Year Ended April 29, 2011
            Filed June 28, 2011
            File No. 000-01667

Dear Mr. DeSantis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ David R. Humphrey

                  David R. Humphrey
                  Accounting Branch Chief